Exhibit 99.175

CONSENT OF RON HOCHSTEIN

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the Company’s press release dated April 16, 2012 and (2) the Company’s Material Change Report dated April 25, 2012, all of which include reference to my name in connection with scientific and technical information regarding the properties described therein.

/s/ Ron Hochstein
Ron Hochstein

Date: November 15, 2013